EZCORP, Inc.

1901 Capital Parkway

Austin, Texas 78746

Telephone: 512-314-3400

Facsimile: 512-314-3463

December 10, 2008

VIA EDGAR TRANSMISSION

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Scott Anderegg
Mail Stop 3561
RE:	EZCORP, Inc.

Registration Statement on Form S-3

File No. 333-155394

Filed November 14, 2008

As Amended on December 10, 2008

Dear Mr. Anderegg:

Following your telephone conversation with Lee Polson on December 10, 2008, we have filed Amendment No. 2 to the referenced registration statement, in which we have deleted the date references on the cover page to the prospectus and added the undertaking contained in Regulation S-K Item 512(a)(5)(ii), on page II-3 of the registration statement.

EZCORP, Inc., requests, pursuant to Rule 461, that the Commission accelerate to 3:00 p.m., on Thursday, December 11, 2008, or as soon thereafter as practicable, the date on which the referenced registration statement on Form S-3, as amended on December 11, 2008, shall become effective.

We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

H. Christopher Owings

Attention: Scott Anderegg

December 10, 2008

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company form its full responsibility for the accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EZCORP, Inc.

/s/ Connie Kondik

By:	Connie Kondik
Vice President and General Counsel